

March 26, 2012

Andrew Robinson
Chief Financial Officer
GameTech International, Inc.
8850 Double Diamond Pkwy
Reno, Nevada 89521

> **Re:** **GameTech International, Inc.**
> **Form 10-K for the year ended October 30, 2011**
> **Filed February 2, 2012**
> **File No. 001-34447**

Dear Mr. Robinson:

We have reviewed your response dated March 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Public Accountants, page 24

1. We note your response to our previous comment 1 but continue to believe that the inclusion of the final sentence in the fourth paragraph of the opinion is not appropriate. Your response indicates that you determined the liquidation basis of accounting was not appropriate; however, this is in direct contradiction to the substance of the final sentence in the fourth paragraph, which indicates you have not evaluated whether the registrant's financial statements should have been prepared using the liquidation basis of accounting. As previously requested, please have the accountants remove the language as it is not consistent with AU 341.13. Further, we would consider this language to imply a qualification and, as such, we continue to believe that is should be eliminated from the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief